SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Magic Software Announces First Quarter Results

Company Reports Net Profit of Over $1 Million, Gaining Sustainable Profitability

OR YEHUDA, ISRAEL; May 14, 2007 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and application development technology, reported today its results for the quarter ended March 31, 2007.

Financial Highlights

•

Total revenues were $16.4 million,  a 7% increase over Q1 2006 and 1% over Q4 2006

•

Operating income was $1.1 million vs. operating losses of $0.2 million in Q1 2006 and Q4 2006

•

Magic Software sustained profitability  with net income of over $1.0 million

•

In Q1 2007, the company reported a positive free cash flow of $3.9 million, the highest level in seventeen quarters

•

Cash and cash equivalents, including short-term marketable securities, reached $16.5 million at March 31, 2007

First quarter of 2007 results reflect the company’s sustained profitability for a second consecutive quarter and its continued revenue growth.

Total revenue for the first quarter ended March 31, 2007 was $16.4 million, an increase of 1% from the $16.2 million reported in the fourth quarter of 2006 and a 7% increase compared to the $15.3 million reported in the first quarter of 2006.

Gross profit for the first quarter of 2007 was $8.7 million, compared to $8.9 million in the last quarter of 2006 and $8.5 million in the first quarter of 2006.

Net profit for the first quarter of 2007 amounted to $1.0 million, compared to a net profit of $0.03 million in the fourth quarter of 2006 and a net loss of $0.2 million reported in the comparable quarter of 2006.

In the first quarter of 2007, North America, Europe and Japan accounted for 41%, 36% and 14% of total revenue, respectively. The rest of the world accounted for 9% of total revenue in the first quarter of 2007.

"We are very pleased with the results of the first quarter," said David Assia, Chairman and acting CEO of Magic Software Enterprises. "By achieving profitability for a second consecutive quarter we have proved that Magic is back on the right track.  Despite the challenges involved in the restructuring we implemented in 2006, we managed to grow our revenues this quarter compared to the first quarter of 2006 and even exceeded our revenues in the fourth quarter of 2006, which is typically our strongest quarter in terms of revenue. The positive cash flow of $3.9 million we’re reporting also contributes to our positive outlook towards the future.”

Assia added, “In 2006 we announced a major restructuring plan designed to increase the company's profitability by focusing on the marketing and sales of our flagship products.  We are also welcoming the arrival of Eitan Naor, our new CEO, and are confident that Eitan's leadership and vision will enable us to achieve our growth and profitability goals."

Accomplishments and Operational Highlights:

Below are some key accomplishments since Magic Software Enterprises' last earnings report:

•

A special edition of Magic’s iBOLT integration suite, aimed at the needs of a large community of SAP R/3 and mySAP enterprise customers, was recently introduced.

•

The company signed an agreement with a major medical center for expanding an integration project with a SAP-based health information system using iBOLT Special Edition for SAP R/3.

•

Magic Software continues to increase its foot print in the SAP SME market with over 160 installations of its iBOLT Special Edition for SAP Business and over 190 SAP Business Partners.

•

Magic Software continues to make inroads amongst users of Oracle JD Edwards software running on the IBM System i platform. The company recently recruited seven new system integration partners who will implement projects for JD Edwards users using a special edition of Magic’s iBOLT integration suite called JDE Connect™.

•

The company continues to strengthen its relationship with IBM, with a special focus on the System i market. Magic Software has become a SOA Specialty partner of IBM – one of few partners that have reached this level of partnership with IBM.

•

Magic Software has donated to the University of Nebraska $1 million in business process and development software in support of a worldwide hub for advanced teaching and remote access by other universities on IBM's premier "all-in-one" System i business computing platform.

•

.Eitan Naor, the newly appointed CEO of Magic Software, will join the company within the next month.

Conference Call

Magic Software’s management will host a conference call on May 14, 2007 to discuss the company's first quarter financial results. The conference call will begin at 11:00am EDT / 16:00 GMT / 18:00 in Israel.

To participate in the conference call, please call the appropriate number listed below at least five minutes prior to the start of the call:

From the US: 1 888 642 5032

From Israel: 03 918 0688

Callers should reference the Magic Software first quarter 2007 Earnings Conference Call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  Magic Software is a subsidiary of Formula Systems Ltd., a company effectively controlled by Emblaze Ltd. The company's service-oriented platform is used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

# # #

Company Contact:
Ziv Zviel
VP Finance
Magic Software Enterprises Ltd.
+972-3-538 9219
Ziv_Zviel@magicsoftware.com

Consolidated Balance Sheets (US Dollars in Thousands)
	March 31, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$11,782	$8,162
Short term deposits	68	69
Short term marketable securities	4,613	4,649
	16,463	12,880
Accounts receivables
Trade receivables	13,631	12,231
Other receivables and prepaid expenses	3,881	2,853
Inventory	290	328
Total current assets	34,265	28,292

Severance pay fund	2,078	2,176
Long term deposits	562	566
Investments in affiliated companies	223	223
Fixed assets, net	6,440	6,554
Goodwill	21,654	21,624
Other assets, net	10,775	10,863
Total assets	$75,997	$70,298

Liabilities
Current liabilities
Short-term bank credit	$4,051	$4,514
Trade payables	3,747	3,491
Accrued expenses and other liabilities	16,066	11,671
Total current liabilities	23,864	19,676

Long-term loans	355	233
Accrued severance pay	2,406	2,499
Minority interests	132	131

Shareholders' equity
Share capital	835	832
Capital surplus	105,222	105,016
Treasury stock	(6,773)	(6,773)
Accumulated deficit	(50,312)	(51,316)
Total shareholders' equity	$48,972	$47,759
Total liabilities and shareholders’ equity	$75,729	$70,298

Consolidated Statement of Operations

(US Dollars in Thousands)

	Three months ended March	Three months ended December	Three months ended March
	2007	2006	2006
Revenues
Software sales	$3,572	$3,627	$4,846
Applications	1,892	1,817	1,406
Maintenance and Support	3,938	3,731	3,486
Consultancy & other services	6,950	7,014	5,528
Total revenues	$16,352	$16,189	$15,266

Cost of revenues
Software sales	$970	$707	822
Applications	779	569	876
Maintenance and Support	681	898	941
Consultancy & other services	5,236	5,129	4,151
Total cost of revenues	$7,666	$7,303	$6,790

Gross profit	$8,686	$8,886	$8,476

Research & development, net	1,067	828	865
Sales, marketing, and general & administrative expenses	6,211	7,617	7,286
Depreciation	355	419	488
Restructuring expenses	-	269	-
Operating profit (loss)	$1,053	$(247)	$(163)

Financial income (expenses), net	128	$124	(72)
One time gain	-	278	-
Income (loss) before taxes	$1,181	$155	$(235)
Taxes on income	187	84	47
Income (loss) before minority Interest	$994	71	$(282)
Minority interests in (income) losses of subsidiaries	-	(37)	56
Equity gain (loss)	10	(4)	57
Net income (loss)	$1,004	$30	$(169)

Earnings (loss) per share, basic	$0.03	$0.00	$(0.01)

Earnings (loss) per share,diluted	$0.03	$0.00	$(0.01)
Weighted avg. shares outstanding (000’s)	31,306	31,285	31,094
Diluted weighted avg. shares outstanding (000’s)	31,990	31,793	31,094

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: May 14 , 200 7